

July 14, 2011

<u>Via E-mail</u>
Mr. Michael T. Avara
  Chief Financial Officer
Horizon Lines, Inc.
4064 Colony Road, Suite 200
Charlotte, North Carolina 28211

> **Re: Horizon Lines, Inc.**
> **Form 10-K for the Fiscal Year Ended December 26, 2010**
> **Filed March 28, 2011**
> **File No. 1-32627**

Dear Mr. Avara:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 26, 2010

Management's Discussion and Analysis

Critical Accounting Policies, page 49

1.   We note you have a total fleet of 20 vessels, of which 12 vessels are owned and the remaining eight vessels are leased or chartered. Please consider expanding the Critical Accounting Policies section of your MD&A to include a table summarizing your owned vessels that details, by vessel, the date of acquisition, purchase price and carrying value at the balance sheet date. Please identify within this table those vessels whose estimated market values are less than their carrying values. In this regard, for those vessels whose market value is below their carrying value, please add disclosure below the table of the aggregate market value and aggregate book value of such vessels. This additional

disclosure will provide investors with an indication of the estimated magnitude of the potential aggregate impairment charge related to these vessels, as of December 26, 2010, if you decided to sell all of such vessels. Also, the disclosure accompanying the table should discuss the related accounting treatment of your vessels, and describe the circumstances under which you would record an impairment loss for such vessels.

Financial Statements

Note 4. Impairment Charges, page F-17

2.   Supplementally tell us of the detailed analysis you conducted to determine whether or not there was an impairment of your vessels as of the fiscal year ended December 26, 2010, and the reasons why you do not believe any impairment existed.

Exhibit 31 Certifications

3.   Reference is made to your Exhibit 31.1 and Exhibit 31.2 certifications. It appears you have omitted from these certifications language to be included in paragraph 4 pertaining to your internal control over financial reporting. In this regard, paragraph 4 should be expanded to address the responsibility for establishing and maintaining internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f), and including a newly inserted paragraph 4(b) regarding having designed such internal control over financial reporting. Please refer to Item 601(b)(31) of Regulation S-K for an example of the language required in Exhibit 31 certifications. Please amend your December 26, 2010 Annual Report on Form 10-K and March 27, 2011 Quarterly Report on Form 10-Q to include revised Exhibit 31 certifications from your CEO and CFO.

Form 10-Q for the Quarterly Period Ended March 27, 2011

Disclosure Controls and Procedures, page 30

4.   Please expand this section to discuss whether your CEO and CFO evaluated your disclosure controls and procedures for effectiveness through the end of the first quarter, and disclose the conclusion by such officers. Your current disclosure omits this required evaluation and conclusion. Refer to Item 307 and Item 601(b)(31)(i)(4)(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief